SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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POLICY ON RISK MANAGEMENT

INDEX

I.     Purpose

II.    Corporate Risk Management

II.1. Financial Risk Management

A.   Capital Structure, Financing and Liquidity

B.    Business-Related Transactional Risks

C.   Translation Risk and Balance Sheet Conversion

D.   Counterparty Credit Risks (Cash, Marketable Securities and Derivatives)

E.    Post-retirement Benefit Plans (Pensions)

F.    Insurable Risks

III.      Governance

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POLICY ON RISK MANAGEMENT

I.            Purpose

This Risk Management Policy (“Policy”) aims to define the financial and non-financial risks in relation to which Ambev S.A. ("Company") and its subsidiaries (also referred herein as "Business Units") seek to protect, establishing guidelines for the delineation of acceptable limits for the Company's exposure to each of them.

II.          Corporate Risk Management

Corporate risk management is a process jointly conducted by the Board of Directors (which can rely on the advice of the Operations, Finance and Compensation Committee, depending on the nature of the risk) and the Company's Board of Executive Officers, which establishes the strategies for identification and monitoring, throughout the Company, of potential material events capable of affecting it.

Corporate risks are grouped into five categories:

(i)        Strategic Risks: risks inherent to the business environment in which the Company is inserted and which relate to its business plans, strategic decisions and to the markets in which it operates;

(ii)       Operational Risks: risks related to the possibility of losses due to operational inefficiencies resulting from failures in processes, internal controls, technological environment and people;

(iii)      Financial Risks: risks that may affect the Company's financial operations;

(iv)      Regulatory and Legal Risks: risks associated with the regulatory environment and the legal system to which the Company is subject to; and

(v)       Image Risks: risks of occurrence of events often associated to the materialization of other risks that may cause damage to the reputation and affect the credibility of the Company.

Corporate risk management should be made so as to keep them at levels compatible with the Company's risk appetite, allowing a reasonable guarantee of the fulfillment of its objectives, observing the following:

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POLICY ON RISK MANAGEMENT

01. Process and Scope. This Policy covers all the Company's Business Units and the applicable risk definition process accompanies the Company's strategic and business planning cycle (1 year plan - P1A, 3 year plan - P3A and 10 year plan - P10A).

02. Risk Analysis. The Company must manage its risks in a comprehensively manner. Consequently, after identifying the specific risk factors, the Company must understand the relationship between such risk factors and deepen into its causes to define the monitoring plans.

03. Risk Tolerance. The Company must be aware of the material risks to which it is exposed, as well as define adequate strategies for the management of each of these risks. The management strategy should consider the guidelines of the Board of Directors regarding the definition of the level of tolerance to the different risks presented in compliance with the Company's short and long term objectives.

04. Exposure to Risk Assessment. Considering the “value at risk” tools can be used, individual risk analysis should be complemented by stress scenarios and /or simulations to define the impact in relation to relevant metrics.

05. Monitoring and Mitigation. The Board of Directors and the Board of Executive Officers shall monitor the risks identified and the action plans drawn up for mitigation and/or follow-up.

06. Exceptions. Exceptions to this Policy must be approved by the Board of Directors or, with respect to financial risks, by the Operations, Finance and Compensation Committee (COF), except as expressly provided otherwise in this Policy.

II.1. Financial Risk Management

Regarding the management of financial risks, an acceptable level of uncertainty for the Company's cash flow should be acceptable, considering the market risk factors to which it is subject. Financial risk management applies to the following major risk groups of a financial nature:

A.        Capital Structure, Financing And Liquidity;

B.        Business-Related Transactional Risks;

C.        Translation Risks and Balance Sheet Conversion;

D.        Counterparty Credit Risks (Cash, Marketable Securities And Derivatives);

E.        Post-Retirement Benefit Plans (Pensions); and

F.         Insurable Risks.

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POLICY ON RISK MANAGEMENT

A.          Capital Structure, Financing and Liquidity

The capital structure and leverage decisions may expose the Company to financial stress. Such risks may result in certain consequences, such as inability to make an investment.

The Company must actively manage its capital structure and financing, acting in accordance with the following guidelines:

(i)          Seek financial flexibility;

(ii)         maintain an adequate level of leverage;

(iii)        Actively manage financial covenants;

(iv)        Manage refinancing risk;

(v)         Establish a contingency plan for unforeseen cash requirements;

(vi)        Actively manage the debt profile; and

(vii)       Analyze the solvency according to the cash flow stress scenarios.

B.          Business-Related Transactional Risks

The Company's margin (EBITDA) is exposed to market risk factors, such as commodities and foreign exchange. This exposure occurs mainly in Cost of Goods Sold ("CPV"), but also in other items.

The Company recognizes that it is impossible to completely eliminate CPV exposure to market risk factors, as a hedge program only brings price stability over the protected period, delaying the effect of a price increase in the long run.

Consequently, the Company believes that the only effective ways to respond to long-term market risk shocks are to:

(i)        Reduce fixed costs;

(ii)       Find alternative raw materials (substitutes); and

(iii)      Increase prices, with potential side effects on sales and market share.

If the Company cannot respond to such shocks, the consequence will be a negative impact on EBITDA.

The Company recognizes that the best way to hedge against unforeseen price shocks is to hedge its exposure for a sufficient period to allow it to react operationally and avoid raising prices or reducing EBITDA. The Company's hedge programs should allow time to react to market risk shocks, taking into consideration how competitors are protecting themselves.

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POLICY ON RISK MANAGEMENT

C.          Translation Risks and Balance Sheet Conversion

As a rule:

(i)        If transactions between affiliates create an economic exposure, additional currency hedges should be considered to minimize the economic impact on the consolidated result statement;

(ii)       The Company does not adopt hedging practices to eliminate fluctuations in the exchange rate of investments in equity investments in countries that do not have the Real as currency; however, it may use hedges for future dividend payments in other currencies; and

(iii)    The Company's own exposure to its shares must be continuously protected and up to the limit of total liability of the Company in scenarios of probable exercise of option and delivery of shares and in accordance with the other principles of this Policy.

D.          Counterparty Credit Risks (Cash, Marketable Securities And Derivatives)

Counterparty credit risks should be managed by the Company on a global basis, with product limits established by the Treasury, considering:

(i)        Credit rating of the counterparty;

(ii)       Duration;

(iii)      Value; and

(iv)    The division between assets and liabilities, in the absence of a netting clause in the respective derivative contracts.

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POLICY ON RISK MANAGEMENT

E.          Post-Retirement Benefit Plans (Pensions)

Post-retirement benefits can be a significant source of risk for the Company. The management of pension plans should:

(i)      Identify and monitor risks associated with the plan definitions;

(ii)     Define a consistent process for investment decisions and performance analyzes;

(iii)    Adopt costing practices that reduce volatility and achieve an appropriate level of pension contributions by the Company over time;

(iv)    Adopt a risk management policy that supports costing practice by delivering an asset and liability model that includes investment guidelines; and

(v)     Select the best investment managers to manage the assets.

F.           Insurable Risks

The process of hiring insurance is divided into three components: strategic, tactical and operational, as explained below.

(i)        Strategic: After identifying the strategic risks, it is believed that the only way to maximize the benefits and consistency of risk diversification is to centralize decision-making and standardize the criteria for deciding on protection against such risks following a two-step approach: external strategy vs. internal strategy and severity vs. frequency.

(ii)       Tactical: two alternative ways of managing insurable risks are considered: (a) transfer the risk to the insurance market, and (b) maintaining risk at the operational level.

(iii)      Operational: After each area has identified its own risk exposures, whether insurable or not, the most effective risk management approach is that each area performs loss prevention using different ad hoc programs.

III.       Governance

The Board of Directors shall establish the general guidelines of the Company's business, approving the guidelines to guide its performance, including those concerning the definition of the level of tolerance to the different risks to which the Company is subject to, observing its short and long term objectives.

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POLICY ON RISK MANAGEMENT

The Board of Directors will evaluate periodically the Company's exposure to the main material risks, as well as the effectiveness of its risk management systems and internal controls, ensuring the defined limits are being fulfilled. Regarding finance risks, the Board of Directors also counts on the advice of the Finance, Operations and Compensation Committee both to outline the Company's risk tolerance guidelines and to analyze its exposure to such risks and for the monitoring of the financial risk management structure.

The Board of Directors delegates to the Chief Executive Officer the necessary oversight of corporate risk management. This way, the Chief Executive Officer must ensure that he is aware of the most significant material risks and that the necessary actions are taken to ensure effective risk management.

The Chief Financial Officer is responsible for mapping corporate risk management in all areas. Annually, it should be presented to the Chief Executive Officer the mapping of the risks identified with their respective existing controls.

Annually, the internal controls area is responsible for evaluating each existing material risk and to compare it with the designed and implemented controls in the Company's internal control matrix, as well as identify the need to include compensatory controls in case the any risks are not addressed in its internal control matrix.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer